02 DEC 23 11:03

02060705

SUPPL

December 18, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 479/2002**

  Subject: Share Repurchase Report
  Date: December 18, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com , (662) 299-5221 or boonya@shincorp.com

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dw 1/2/03

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 18, 2002

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 18, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 18, 2002	200,000	32.25	32.00	6,430,000

2.3 Cumulative number of shares repurchased
- Cumulative number of shares repurchased to date (including item 2.2) 1,453,000 shares or equal to 0.050% of paid-up capital which is 47,306,625 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 18, 2002

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 18, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 18, 2002	200,000	32.25	32.00	6,430,000

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,453,000 shares or equal to 0.050% of paid-up capital which is 47,306,625 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

December 17, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 476/2002**

  Subject: Share Repurchase Report
  Date: December 17, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5226 or prasopsc@shincorp.com, (662) 299-5221 or boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

AIS

December 17, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 476/2002**

  Subject: Share Repurchase Report
  Date: December 17, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 10, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5226 or prasopsc@shincorp.com, (662) 299-5221 or boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY

Received by:

Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2002

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 17, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 17, 2002	231,000	32.50	32.25	7,475,250

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,253,000 shares or equal to 0.043% of paid-up capital which is 40,876,250 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2002

Form TS-3.2

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 17, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 17, 2002	231,000	32.50	32.25	7,475,250

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,253,000 shares or equal to 0.043% of paid-up capital which is 40,876,250 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

AIS

December 19, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 480/2002**

  Subject: Share Repurchases Report

  Date: December 19, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

December 19, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:	International Corporate Finance
Re:	Advanced Info Service Public Company Limited
	Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Corporation Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 480/2002**

  Subject: Share Repurchases Report

  Date: December 19, 2002

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Prasopsook Chaiwongsurarit or Ms. Boonya Buatip.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 19, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 19, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 19, 2002	264,300	32.00	31.50	8,391,775

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,717,300 shares or equal to 0.059% of paid-up capital which is 55,698,400 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 19, 2002

Form for Reporting Share Repurchases
In the case where repurchasing the company's own shares is for financial management purposes.
Advanced Info Service Public Company Limited
Date December 19, 2002

1. Procedure for repurchasing shares
   ...X.. on the Stock Exchange of Thailand
   The due date of the share repurchase project June 1, 2003
   (This process of share repurchase must be completed within 6 months)
   ..... General offer

2. Share repurchasing for financial management purposes
   2.1 Date of the resolution of the board of directors to undertake share repurchases November 14, 2002
   2.2 The results of share repurchase
   Total Number of shares purchased 90,000,000 shares or equal to 3.07% of paid-up capital.

Repurchased Date	Number of shares repurchased	Highest price (Baht/share)	Lowest price (Baht/share)	Total (Baht)
December 19, 2002	264,300	32.00	31.50	8,391,775

   2.3 Cumulative number of shares repurchased
   - Cumulative number of shares repurchased to date (including item 2.2) 1,717,300 shares or equal to 0.059% of paid-up capital which is 55,698,400 baht in total.

The company certifies that the information contained in this report and attached documents are true and complete in all respects.

THAICOM

December 17, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 548/2002**

  Subject: Notification on the increase in capital and the change in shareholding structure of a subsidiary company
  Date: December 17, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5221 or prasopsc@shincorp.com. or boonya@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

THAICOM

December 17, 2002

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Shin Satellite Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-4527**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Shin Satellite Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA 548/2002**

  Subject: Notification on the increase in capital and the change in shareholding structure of a subsidiary company
  Date: December 17, 2002

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Mrs. Parsopsook Chaiwongsurarit or Ms. Boonya Buatip

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no.(662) 299-5221 or prasopsc@shincorp.com. or boonya@shincorp.com.

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

RECEIPT COPY
Received by:
Date:

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2002

Ref No.SSA548/2002

17th December 2002

Subject: Notification on the increase in capital and the change in shareholding structure of a subsidiary company

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand ("SET") that the extraordinary shareholders' meeting of CS Communications Company Limited ("CSC"), 99.49% indirectly owned by the Company, at its meeting no.4/2002 held on December 17, 2002, passed resolutions approving the following important matters.

1. Approving the change of the name "CS Communications Company Limited" to "CS Loxinfo Company Limited".
2. Approving the increase in CSC's registered capital from 242,500,000 Baht divided into 24,250,000 shares, at par value of 10 Baht each to 500,000,000 Baht divided into 50,000,000 shares, at par value of 10 Baht each.

The increase in CSC's registered capital shall be implemented in two stages as follows:

2.1. The capital increase in the amount of 12,500,000 Baht divided into 1,250,000 shares at par value of 10 Baht each, shall be issued and offered for sale at the price of 563.20 Baht per share within 14 days from the date following the day the shareholders' meeting passes the special resolution on increase of registered capital. The premium in the aggregate amount of 691,500,000 Baht will be used by CSC to reduce its deficit retained earning when it converts to public company limited.

2.2. The capital increase in the amount of 245,000,000 Baht divided into 24,500,000 shares at par value of 10 Baht each, shall be issued and offered for sale at the price of 10 Baht per share within 14 days from the date following the day the issue and sale of shares specified in 2.1 was completed.

After the increase of registered capital, the shareholding structure of CSC shall be follows:

- SBI	approximately 50% shareholding
- Point Asia's Shareholders	approximately 49% shareholding
- Communications Authority of Thailand and other minority shareholders	approximately 1% shareholding

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 17, 2002

Ref No.SSA548/2002

17th December 2002

Subject: Notification on the increase in capital and the change in shareholding structure of a subsidiary company

To: The President
Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") would like to inform the Stock Exchange of Thailand ("SET") that the extraordinary shareholders' meeting of CS Communications Company Limited ("CSC"), 99.49% indirectly owned by the Company, at its meeting no.4/2002 held on December 17, 2002, passed resolutions approving the following important matters.

1. Approving the change of the name "CS Communications Company Limited" to "CS Loxinfo Company Limited".
2. Approving the increase in CSC's registered capital from 242,500,000 Baht divided into 24,250,000 shares, at par value of 10 Baht each to 500,000,000 Baht divided into 50,000,000 shares, at par value of 10 Baht each.

The increase in CSC's registered capital shall be implemented in two stages as follows:

2.1. The capital increase in the amount of 12,500,000 Baht divided into 1,250,000 shares at par value of 10 Baht each, shall be issued and offered for sale at the price of 563.20 Baht per share within 14 days from the date following the day the shareholders' meeting passes the special resolution on increase of registered capital. The premium in the aggregate amount of 691,500,000 Baht will be used by CSC to reduce its deficit retained earning when it converts to public company limited.

2.2. The capital increase in the amount of 245,000,000 Baht divided into 24,500,000 shares at par value of 10 Baht each, shall be issued and offered for sale at the price of 10 Baht per share within 14 days from the date following the day the issue and sale of shares specified in 2.1 was completed.

After the increase of registered capital, the shareholding structure of CSC shall be follows:

- SBI	approximately 50% shareholding
- Point Asia's Shareholders	approximately 49% shareholding
- Communications Authority of Thailand and other minority shareholders	approximately 1% shareholding